Robert H. Cohen

Tel (212) 801-6907

Fax (212) 801-6400

cohenr@gtlaw.com

September 16, 2010

Via EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Attention:	Mr. Jeffrey P. Riedler

Re:	Bionovo, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 16, 2010

Schedule 14A filed April 2, 2010

File No. 001-33498

Mr. Riedler:

Bionovo, Inc. (the “Company”) filed its annual report on Form 10-K for the period ended December 31, 2009 (the “10-K”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 16, 2010 and filed its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) with the Commission on April 2, 2010. On August 5, 2010, the Staff of the Commission (the “Staff”) provided comments relating to the Company’s 10-K and Proxy Statement (the “First Comment Letter”), and on August 18, 2010, the Company filed on EDGAR its letter responding to the First Comment Letter (the “First Response Letter”). On September 2, 2010, the Staff provided additional comments relating to the Company’s 10-K and Proxy Statement in response to the information provided by the Company in the First Response Letter (the “Second Comment Letter”). On behalf of the Company, we are hereby providing the Company’s response to the Staff’s comments set forth in the Second Comment Letter, which are, together with the Company’s responses to them, set forth below.

1.	We note your response to our prior comment 2. Please present an analysis supporting your conclusion that your compensation policies do not motivate imprudent risk taking and are not reasonably likely to have a material adverse effect on the company.

As previously noted in the Company’s First Response Letter, the Company believes that risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. In this regard, the Company notes, among other things, that for most employees, base salary makes up a significant majority of compensation. The Company further notes that it does not offer significant short-term incentives that might drive high-risk behavior at the expense of long-term Company value and that equity awards to directors and management seek to align the interests of these individuals with the Company’s long-term goals. Moreover, the Company’s cash bonuses are not guaranteed and are dependent on the Company’s performance. Therefore, if the Company does not perform well, the cash bonus can be and, as was the case in 2008, have been zero.

2.	We note your response to our prior comment 5. Please provide additional disclosure addressing the following items.

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We note that you have included corporate goals for 2009 in your August 18, 2010 response letter; however, these goals appear to be broad and non-specific. To the extent the Compensation Committee more specifically defined the corporate goals when communicating them to the named executive officers, please revise your disclosure to include the more specific goals.

The Compensation Committee prefers to broadly define the Company’s corporate objectives for each fiscal year, rather than to narrowly prescribe company goals. The Compensation Committee communicates these objectives to the Company’s board of directors each year.

•

We note that you have not discussed the level of achievement of each listed corporate goal specifically, but rather have simply stated that the company progressed an FDA submission and obtained funding. Please revise your disclosure to discuss the level of achievement of each goal making clear what factors the Committee considered and whether the Committee considered the goal achieved, partially achieved, or not achieved.

In response to the Staff’s comment, the Company has revised its proposed disclosure as set forth below (the disclosure is marked to show changes from historical disclosure).

Annual Incentive Bonus Program. In addition to base salaries, we believe that performance-based cash bonuses play an important role in providing incentives to our executives to achieve defined annual corporate goals. Our annual incentive bonus program is an “at-risk” compensation arrangement designed to reward our executive officers (as well as all our employees) for the achievement of key financial and operational objectives that we believe will provide the foundation for creating longer-term stockholder value. Bonus awards are subject to the achievement of the corporate objectives established by the Board of Directors each year.

At the end of each year, the Board, upon the recommendation of the Committee, determines the bonuses awarded under the program based on the achievement of our corporate objectives for the year, the overall performance of the executive officers as a group, the overall success of our company and the development of our business, and the broad discretion of the Committee and the Board. Actual bonuses, which are expressed as a percentage of base salary, are paid to the executives at the end of each fiscal year, and can range from 0% to 40%. There are no target bonus levels established under the program. Bonus payments under our annual incentive bonus program are contingent on continued employment with the company at the end of the year.

Our corporate goals for 2009 included conducting clinical trials, finalizing regulatory submissions, developing potential new collaboration agreements, progressing with research and preclinical development and securing necessary capital through financings. At the end of the year, the Committee evaluated the performance of the company and of the executive officers in achieving these corporate objectives. In this regard the Committee determined that the corporate objectives were all partially achieved. In making this determination, the Committee considered the progress with respect to clinical trials as evidenced by papers submitted and experiments completed, the level of preparation attained with respect to the regulatory submission process, the state of negotiations with third parties regarding potential new collaboration agreements, and the securing of necessary capital through a financing conducted in 2009. Although the Committee determined that the executive officers had made strides towards achieving our corporate objectives, the Committee recommended a significantly reduced annual incentive bonus payment, due to Company performance and market conditions.

•

Please disclose the percentage of base salary awarded in the form of an incentive bonus to each named executive officer as a result of the company’s performance. To the extent that factors other than corporate goals were considered, please disclose these factors.

The incentive bonus awards that may be granted to the Company’s employees are dependent on the Company’s performance. However, the annual incentive bonus plan gives the board of directors the discretion to consider significant external factors, other than corporate goals, when determining bonus payments. These external factors historically have served to decrease the bonus amounts. For example, bonus payments were significantly reduced last year, irrespective of Company performance, because of the poor general economic conditions.

The Company respectfully re-submits that the disclosure although relevant, does not materially enhance the historical disclosure so much as to require the Company to amend its 10-K. The Company hereby proposes to include the enhanced disclosure as set forth herein in its future filings with the SEC.

Undertakings

In connection with the review process, we acknowledge on behalf of the Company that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act, (b) comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to those filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these responses. If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Robert H. Cohen
Robert H. Cohen

cc:	Bionovo, Inc.